Exhibit 99.1

Biodexa Announces Pricing of $10 Million Public Offering

December 18, 2025

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX) (“Biodexa” or the “Company”), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, today announced the pricing of a best efforts public offering of an aggregate of (i) 157,000 units (the “ADS Units”), with each unit consisting of (A) one American depositary share (representing 100,000 of the Company’s ordinary shares) (“ADSs”), and (B) two Series L warrants, each to purchase one ADS (the “Series L Warrants”), and (ii) 2,891,781 pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of (A) one pre-funded warrant to purchase one ADS and (ii) two Series L Warrants. The combined public offering price of each ADS Unit is $3.28, and the combined public offering price of each Pre-Funded Unit is $3.2799. The securities comprising the Units are immediately separable and will be issued separately.

Each Series L Warrant will expire on the five-year anniversary of the date of issuance and will be immediately exercisable upon issuance at an exercise price of $3.28 per ADS.

The aggregate gross proceeds to the Company, before deducting placement agent fees and other offering expenses, are expected to be approximately $10 million. The Company intends to use the net proceeds from this offering to fund its development programs, for working capital and for other general corporate purposes.

The offering is expected to close on December 19, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The securities described above are being offered pursuant to a registration statement on Form F-1 (File No. 333-291598), as amended, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on December 17, 2025. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. The offering is being made only by means of a prospectus forming part of the effective registration statement. Electronic copies of the prospectus relating to this offering, when available, may also be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, New York 10022, Attention: Syndicate Department, by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral capsule formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK.

 Forward Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation as of the date of this press release.  All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements including, but not limited to, statements regarding the completion of the offering, the satisfaction of customary closing conditions related to the offering, the anticipated use of proceeds therefrom, and the exercise of the Series L Warrants prior to their expiration. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.”  Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.biodexapharma.com